TMM Company Contact:                                          AT Dresner Corporate Services::
Verónica Tego Sánchez, CFO                        David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
veronica.tego@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS SECOND QUARTER 2024 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Second Quarter 2024 Results Include:

o	Stockholders’ Equity of $2,001.4 million.
o	Financial Debt of 12.8 percent from Stockholders’ Equity.
o	Consolidated Revenue growth of 48%.

Mexico City, August 2, 2024 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its financial results for the second quarter of 2024.
We continue with results in line with our strategy of strengthening businesses related to the maritime sector, as well as in the implementation of costs and expenses efficiencies.
The Maritime Division recorded an increase in its revenues of more than 50%, as result of the incorporation of two specialized vessels called "Mud Vessels" which began operations at the end of the first quarter of the current year.
In the Maritime Infrastructure Division, our shipyard registered and will maintain at full capacity for the rest of the year.
Likewise, as part of the implementation of efficiencies and in light of the opportunities in the automotive sector, the Company has renamed its Port and Terminals Division to Inland Logistics Division, seeking to capitalize our experience and expand our services, among others through strategic alliances.
Consolidated revenues in the second quarter of 2024 were $401.5 million, a 48% increase compared with the same period of 2023. Consolidated revenues for the first six months of 2024 reported $745.7 million.
Consolidated operating income in the second quarter of 2024 was $55.0 million, compared to a loss of $9.1 million in the same period of 2023. Consolidated operating income for the first six months of 2024 was $82.7 million.
Consolidated EBITDA for the second quarter of 2024 registered $82.2 million, equivalent to an increase of more than 100% compared to the same period in 2023.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	June 30,	December 31,
	2024	2023

Cash and cash in banks available	123.9	98.4
Restricted cash	1.7	1.7
Total cash and cash equivalents	125.5	100.0
Accounts receivable – Net	513.5	307.8
Other accounts receivable	262.9	231.5
Taxes to be recovered	138.3	195.2
Prepaid expenses and others current assets	50.0	45.7
Total current assets	1,090.1	880.2
Taxes to be recovered long term	195.5	195.5
Property, machinery and, equipment	1,984.0	1,905.2
Cumulative Depreciation	(104.8)	(100.7)
Property, machinery and, equipment – Net	1,879.2	1,804.4
Rights of use	107.4	148.0
Other assets	248.1	238.8
Total assets	3,520.3	3,266.8
Bank loans and current maturities of long-term liabilities	220.5	198.8
Leases short-term	55.2	67.1
Suppliers	383.3	363.1
Other accounts payable and accrued expenses	523.9	340.7
Total current liabilities	1,182.8	969.8
Bank loans	35.1	12.4
Leases long-term	89.7	100.4
Deferred taxes	127.9	132.5
Other long-term liabilities	83.3	77.4
Total long-term liabilities	336.1	322.7
Total liabilities	1,518.9	1,292.5
Total stockholders´ equity	2,001.4	1,974.4
Total liabilities and stockholders´ equity	3,520.3	3,266.8

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Maritime	253.7	195.4	445.8	417.8
Inland Logistics	16.6	18.2	41.1	41.9
Warehousing Services	56.9	17.7	92.1	52.9
Maritime Infrastructure	74.3	40.0	166.6	79.0
Revenue from freight and services	401.5	271.3	745.7	591.6
Maritime	(231.0)	(188.9)	(398.2)	(383.4)
Inland Logistics	(16.7)	(23.6)	(36.6)	(49.6)
Warehousing Services	(25.3)	(7.3)	(55.1)	(31.4)
Maritime Infrastructure	(55.9)	(26.6)	(117.5)	(50.8)
Cost of freight and services	(329.0)	(246.3)	(607.4)	(515.3)
Maritime	(5.2)	(8.4)	(15.8)	(16.7)
Inland Logistics	(2.7)	(3.6)	(5.1)	(7.8)
Warehousing Services	(18.0)	(6.7)	(36.0)	(20.3)
Maritime Infrastructure	(0.8)	(2.3)	(2.8)	(4.3)
Depreciation and amortization	(26.7)	(21.0)	(59.8)	(49.0)
Maritime	17.5	(1.9)	31.8	17.7
Inland Logistics	(2.8)	(9.0)	(0.6)	(15.5)
Warehousing Services	13.6	3.8	1.0	1.2
Maritime Infrastructure	17.6	11.1	46.3	23.9
Results by business	45.9	4.0	78.5	27.3
Corporate expenses	(17.2)	(13.5)	(31.0)	(32.2)
Corporate depreciation and amortization	(0.5)	(0.6)	(1.1)	(1.1)
Non-recurring (expenses) income	26.9	1.0	36.2	0.5
Operating (loss) gain	55.0	(9.1)	82.7	(5.6)
Financial (expenses) income - Net	(6.2)	(6.8)	(13.1)	(13.3)
Leases financial expenses	(4.7)	(5.1)	(9.9)	(13.1)
Exchange gain (loss) - Net	(26.8)	16.4	(32.7)	28.1
Net financial cost	(37.7)	4.6	(55.6)	1.7
(loss) gain before taxes	17.3	(4.5)	27.0	(3.9)
Provision for taxes	-	10.2	-	10.2

Net (loss) gain for the period	17.3	5.7	27.0	6.3

Attributable to:
Minority interest	0.1	(0.1)	0.1	(0.2)
Equity holders of GTMM, S.A.B.	17.2	5.8	26.9	6.5

Weighted average outstanding shares (millions)	174.55	102.18	174.55	102.18
Income (loss) earnings per share (pesos/share)	0.10	0.06	0.15	0.06

Outstanding shares at end of period (millions)	174.55	102.18	174.55	102.18
Income (loss) earnings per share (pesos/share)	0.10	0.06	0.15	0.06

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023

Net gain (loss) for the period	17.3	5.7	27.0	6.3
Depreciation & amortization	27.2	21.6	60.8	50.1
Deferred taxes	(2.9)	(11.0)	(4.6)	(12.0)
Other non-cash items	21.0	5.0	40.4	26.7
Total non-cash items	45.3	15.6	96.7	64.9
Changes in assets & liabilities	(12.0)	9.9	(10.4)	(48.7)
Total adjustments	33.4	25.5	86.3	16.1
Net cash provided by (used in) operating activities	50.7	31.2	113.3	22.5

Proceeds from sales of assets	0.3	0.1	0.7	0.2
Payments for purchases of assets	17.9	(5.6)	(84.8)	(6.0)
Net cash provided by (used in) investment activities	18.3	(5.6)	(84.1)	(5.8)

Short-term borrowings (net)	1.0	1.6	(3.2)	(5.0)
Repayment of leases	(18.1)	(9.5)	(32.5)	(29.6)
Proceeds from (repayment of) long-term debt	30.5	(3.1)	29.7	(6.0)
Net cash provided by (used in) financing activities	13.3	(11.1)	(6.0)	(40.7)
Exchange effect on cash	0.02	1.2	2.3	(11.6)
Net increase (decrease) in cash	82.3	15.7	25.5	(35.6)
Cash at beginning of period	43.2	45.4	100.0	96.8
Cash at end of period	125.5	61.2	125.5	61.2

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.